Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction
Machine Box, Inc.	Delaware
Performance Bridge Media, Inc. (indirect)	New York
PandoLogic, Inc. (indirect)	Delaware
PandoLogic Ltd.	Israel
Veritone Alpha, Inc.	Delaware
Veritone Digital, Inc.	Delaware
Veritone Enterprise, LLC	Delaware
Veritone One, Inc.	Delaware
Veritone Politics, LLC	Delaware
Veritone UK Ltd.	United Kingdom